Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information has been prepared as follows:

●	On an actual basis.

●	On a pro forma as adjusted basis to reflect (i) the issuance of 24,831,000 ordinary shares through a debt-to-equity conversion at a price of US$0.10 per share on March 19, 2025, and (ii) the issuance and sale of 100,000,000 ordinary shares at a price of US$0.1 per share on March 14, 2025.

PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

(UNAUDITED)

	As of December 31, 2024
		Pro Forma		Pro Forma
	Actual	Adjustment		Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$542,591	$10,000,000	(2)	$10,542,591
Restricted cash	51,139	-		51,139
Accounts and note receivable, net	640,778	-		640,778
Amounts due from related parties	932,640	-		932,640
Inventories, net	291,029	-		291,029
Prepaid expenses and other current assets, net	662,877	-		662,877
Total current assets	3,121,054	10,000,000		13,121,054

Non-current assets:
Intangible assets, net	523,846	-		523,846
Property, plant and equipment, net	5,094,545	-		5,094,545
Real estate properties for lease, net	60,908	-		60,908
Operating lease right-of-use assets, net	59,680	-		59,680
Other non-current assets	34,624	-		34,624
Total non-current assets	5,773,603	-		5,773,603
TOTAL ASSETS	$8,894,657	$10,000,000		$18,894,657

Liabilities
Current liabilities:
Short-term bank borrowings	$2,648,199	$-		$2,648,199
Accounts payable	409,124	-		409,124
Amounts due to related parties	2,162,876	(2,010,000	)(1)	152,876
Accrued expenses and other current liabilities	4,674,876	(473,100	)(1)	4,201,776
Long-term bank borrowings, current portion	123,299	-		123,299
Convertible Note	868,925	-		868,925
Operating lease liabilities, current	59,680	-		59,680
Total current liabilities	10,946,979	(2,483,100)		8,463,879

Non-current liabilities:
Long-term bank borrowings	2,814,862	-		2,814,862
Operating lease liabilities, non-current	-	-		-
Other non-current liabilities	306,766	-		306,766
Total non-current liabilities	3,121,628	-		3,121,628
TOTAL LIABILITIES	14,068,607	(2,483,100)		11,585,507

Equity
Ordinary shares	1,859	2,483	(1)	14,342
		10,000	(2)	-
Additional paid-in capital	8,962,753	2,480,617	(1)	21,433,370
		9,990,000	(2)	-
Accumulated deficit	(13,731,023)	-		(13,731,023)
Accumulated other comprehensive income	557,094	-		557,094
MKDWELL Tech Inc. shareholders’ equity (deficit)	(4,209,317)	12,483,100		8,273,783
Non-controlling interests	(964,633)	-		(964,633)
Total equity (deficit)	(5,173,950)	12,483,100		7,309,150
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$8,894,657	$10,000,000		$18,894,657

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(1)	Reflects the issuance of 24,831,000 ordinary shares through a debt-to-equity conversion at a price of US$0.1 per share on March 19, 2025. As a result, a total of US$2,483,100 in amounts due to shareholders, as well as accrued expenses and other liabilities was settled, which includes US$360,709 from a shareholder loan received after the reporting period.

(2)	Reflects the issuance and sale of 100,000,000 ordinary shares at a price of US$0.10 per share on March 14, 2025, generating total proceeds of US$10,000,000.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(UNAUDITED)

	For the year ended December 31, 2024
		Pro Forma		Pro Forma
	Actual	Adjustment		Balance Sheet
Revenues	$1,998,971	$-		$1,998,971
Cost of revenues	(1,833,300)	-		(1,833,300)
Gross profit	165,671	-		165,671

Operating expenses:
Selling expenses	(232,122)	-		(232,122)
General and administrative expenses	(2,051,999)	-		(2,051,999)
Research and development expenses	(705,680)	-		(705,680)
Total operating expenses	(2,989,801)	-		(2,989,801)

Loss from operations	(2,824,130)	-		(2,824,130)

Other loss:
Interest expenses, net	(398,036)	-		(398,036)
Other income, net	65,171	-		65,171
Total other loss	(332,865)	-		(332,865)

Loss before income tax expense	(3,156,995)	-		(3,156,995)
Income tax expense	-	-		-
Net loss	(3,156,995)	-		(3,156,995)
Net loss attributable to non-controlling interest	(639,055)	-		(639,055)
Net loss attributable to ordinary shareholders	$(2,517,940)	$-		$(2,517,940)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted	16,788,342	124,831,000	(1)	141,619,342
Loss per share - basic and diluted	$(0.15)	$-		$(0.02)

Unaudited Pro Forma Combined Condensed Statement of Operations Adjustments

(1)	To reflect the issuance of 124,831,000 ordinary shares related to the subsequent debt-to-equity conversion and the subsequent equity financing in March 2025, as if it had occurred on January 1, 2023, the beginning of the earliest period presented.